Exhibit 99.135

Energy Fuels Inc.

Condensed Interim Consolidated Financial Statements
(Unaudited)

Three and Twelve Months Ended September 30, 2013

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(Expressed in thousands of U.S. dollars)
	September 30, 2013	September 30, 2012
ASSETS		(Revised, Note 4)

Current assets
Cash and cash equivalents	$12,400	$13,657
Marketable securities (Note 7)	339	1,627
Trade and other receivables (Note 8)	9,761	15,268
Inventories (Note 9)	22,362	28,180
Prepaid expenses and other assets	756	466
	45,618	59,198
Non-current
Inventories (Note 9)	-	2,688
Property, plant and equipment (Note 10)	104,549	119,524
Investment in Virginia Energy Resources Inc. (Note 5)	1,831	-
Intangible assets	7,772	13,909
Restricted cash (Note 12)	25,769	28,525
	$185,539	$223,844

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$11,378	$15,347
Deferred revenue	1,150	1,150
Current portion of long-term liabilities
Decommissioning liability (Note 12)	200	43
Loans and borrowings	394	724
	13,122	17,264
Non-current
Long-term decommissioning liability (Note 12)	13,988	15,156
Long-term loans and borrowings	22,189	22,765
	49,299	55,185

Shareholders' equity
Capital stock (Note 13)	$227,719	$178,745
Contributed surplus (Note 13)	21,448	17,906
Share purchase warrants	4,777	6,002
Deficit	(116,991)	(33,041)
Accumulated other comprehensive loss	(713)	(953)
	136,240	168,659
	$185,539	$223,844

Additional footnote references

Commitments and contingencies (Note 15)
Subsequent events (Note 18)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Larry Goldberg , Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
			Twelve
	Three Months Ended		Months Ended	Year Ended
	September 30,		September 30,	September 30,
	2013	2012	2013	2012
		(Revised, Note 4)		(Revised, Note 4)

REVENUES (Note 16)	$24,504	$25,028	$72,472	$25,028

COST OF SALES
Production cost of sales	18,192	21,094	55,917	21,094
Depreciation, depletion and amortization (Note 16)	3,090	617	7,691	617
Impairment of inventories (Note 9)	598	-	2,562	-
TOTAL COST OF SALES	(21,880)	(21,711)	(66,170)	(21,711)
GROSS PROFIT	2,624	3,317	6,302	3,317
Care and maintenance expenses	(900)	-	(4,566)	-
Selling, general and administrative expenses (Note 16)	(8,193)	(7,132)	(20,911)	(11,442)
Finance income (expense) (Note 16)	(1,754)	(165)	(2,331)	(1,869)
Gain on purchase of Denison US Mining Division (Note 4)	-	-	-	40,632
Impairment of property, plant and equipment and investment in Virginia Energy Resources Inc. (Notes 5 & 11)	(61,554)	(12,058)	(61,554)	(24,022)
Other expense (Note 16)	(695)	(3,122)	(882)	(5,082)
NET PROFIT (LOSS) BEFORE TAXES	(70,472)	(19,160)	(83,942)	1,534
Income tax expense	-	-	(8)	-
NET PROFIT (LOSS) FOR THE PERIOD	(70,472)	(19,160)	(83,950)	1,534
Share of other comprehensive loss of Virginia Energy Resources Inc. (Note 5)	(25)	-	(48)	-
Foreign currency translation adjustment	(458)	29	288	298
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(70,955)	(19,131)	$(83,710)	$1,832

EARNINGS (LOSS) PER COMMON SHARE
BASIC AND DILUTED LOSS PER SHARE (Note 17)	$(4.30)	(1.41)	$(5.76)	$0.13

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)
	Twelve Months Ended	Year Ended
	September 30,	September 30,
	2013	2012
		(Revised, Note 4)
Capital stock (Note 13)
Balance, beginning of period	$178,745	$60,052
Shares issued for Titan Uranium, Inc. asset purchase	-	32,499
Shares issued for Titan Uranium, Inc. advisory fees	-	431
Treasury shares	-	(371)
Shares issued for Denison US Mining merger (Note 4)	-	79,322
Shares issued for Denison US Mining advisory fees	-	981
Shares and Warrants issued for Private Placement	5,684	6,549
Shares issued for acquisition of joint venture interests (Note 3)	682	-
Shares issued for Investment in Virginia Energy (Note 5)	3,906	-
Shares issued for Virginia Energy advisory fees (Note 5)	39	-
Shares issued for consulting fees	167	-
Shares issued for property acquisition	275	-
Shares isssued for Strathmore Minerals Corp. asset purchase (Note 6)	37,097	-
Shares issued for Strathmore Minerals Corp. advisory fees (Note 6)	548	-
Shares issued for satisfaction of change in contol provisions (Note 6)	989	-
Share issuance costs	(413)	(723)
Stock options exercised (Note 14)	-	5
Balance, end of period	227,719	178,745

Contributed surplus
Balance, beginning of period	17,906	13,809
Share purchase warrants expired	2,004	-
Share-based compensation	1,538	4,099
Stock options exercised (Note 14)	-	(2)
Balance, end of period	21,448	17,906

Share purchase warrants
Balance, beginning of period	6,002	4,159
Warrants issued in exchange for Titan warrants	-	541
Share purchase warrants expired	(2,004)	-
Warrants issued for private placement (Note 13)	838	1,464
Share issuance costs - private placement	(59)	(162)
Balance, end of period	4,777	6,002

Deficit
Balance, beginning of period	(33,041)	(34,575)
Net income (loss) for the period	(83,950)	1,534
Balance, end of period	(116,991)	(33,041)

Accumulated other comprehensive loss
Balance, beginning of period	(953)	(1,251)
Share of comprehensive loss of equity-accounted investees, net of tax	(48)	-
Foreign currency translation reserve	288	298
Balance, end of period	(713)	(953)

Total shareholders' equity	$136,240	$168,659

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)
			Twelve
	Three Months Ended		Months Ended	Year Ended
	September 30,		September 30,	September 30,
	2013	2012	2013	2012

OPERATING ACTIVITIES
Net income (loss) for the period	$(70,472)	$(19,160)	$(83,950)	$1,534
Items not involving cash:		-
Depletion, depreciation and amortization	6,131	2,589	15,618	2,634
Stock-based compensation	1,503	2,393	1,538	3,642
Finance income (expense)	1,754	165	2,331	1,869
Unrealized foreign currency translation	(305)	49	(193)	226
Equity-settled share-based payment transactions	1,299	-	1,299	-
Gain on purchase of Denison US Mining Division (Note 4)	-	-	-	(40,632)
Shares issued for Denison US Mining advisory fees (Note 4)	-	-	-	981
Impairment of plant, property and equipment and investment in Virginia Energy Resources Inc. (Notes 5 & 11)	61,554	12,058	61,554	24,022
Impairment of inventories (Note 9)	598	-	2,562	-
Other expense	695	695	882	189
Change in non-cash working capital	2,193	(8,862)	4,832	(8,902)
Interest received	101	174	558	183
	5,051	(9,899)	7,031	(14,254)

INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(3,221)	(3,002)	(6,383)	(3,528)
Expenditures on exploration and evaluation	(874)	(2,458)	(12,216)	(3,550)
Acquisition of Titan Uranium, net of cash acquired	-	-	-	(486)
Acquisition of joint venture interests, net of cash acquired	-	-	(758)	-
Expenditures for Investment in Virginia Energy Resources Inc. (Note 5)	-	-	(269)	-
Cash acquired in the acquisition of Denison Mines US Division	-	-	-	552
Acquisition of Strathmore Minerals Corp., net of cash acquired	1,701	-	1,701	-
Proceeds from sale of property, plant and equipment	10	-	1,100	324
Proceeds from sale of marketable securities	-	-	849	-
Change in cash deposited with regulatory agencies for decommissioning liabilities, net of interest (Note 12)	1,753	1,022	3,712	1,010
	(631)	(4,438)	(12,264)	(5,678)

FINANCING ACTIVITIES
Issuance of common shares and warrants, net of share issuance costs	-	-	6,205	7,137
Stock option exercises	-	-	-	3
Repayment of borrowings	-	(2,120)	(370)	(2,252)
Proceeds from issue of convertible debentures	-	21,551	-	21,551
Interest paid on convertible debentures	-	-	(1,706)	-
	-	19,431	4,129	26,439
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	4,420	5,094	(1,104)	6,507
Effect of exchange rate fluctuations on cash held	119	36	(153)	195
Cash and cash equivalents - beginning of period	7,861	8,527	13,657	6,955
CASH AND CASH EQUIVALENTS - END OF PERIOD	$12,400	$13,657	$12,400	$13,657

Non-cash investing and financing transactions:

Issuance of shares for acquisition of joint venture interests (Note 3)	$-	$-	$682	$-
Issuance of shares for investment in Virginia Energy (Note 5)	-	-	3,945	-
Issuance of shares and warrants for acquisition of Strathmore Minerals Corp (Note 6)	37,097	-	37,097	-
Issuance of shares and warrants for acquisition of Titan Uranium Inc.	-	-	-	33,470
Issuance of shares and warrants for acquisition of Denison US Mining Division (Note 4)	-	80,303	-	80,303
Issuance of secured notes for acquisition of mineral properties	283	1,161	283	1,161

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and continued into the Province of Ontario. Energy Fuels Inc.’s registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado, 80228 USA.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including the acquisition, exploration and development of uranium and vanadium bearing mineral properties, and the extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials.”

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Change in fiscal year end

In November 2013, the Company announced the change in its fiscal year end from September 30 to December 31, effective as of December 31, 2013. Accordingly, for the 2013 fiscal reporting year, the Company will report audited consolidated financial statements for the fifteen month period ending December 31, 2013, with comparative figures for the twelve month period ended September 30, 2012. The financial statements for the twelve months ended September 30, 2013 are unaudited. The reason for this change is to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers.

These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended September 30, 2012.

The accounting policies and methods of application applied by the Company in these condensed interim consolidated financial statements are the same as those applied to the consolidated financial statements as at and for the year ended September 30, 2012, except for the policies and methods as disclosed below:

  Investment in Associates and Joint Ventures (“IAS28”) adopted as a result of the Company’s investment in Virginia Energy Resources Inc. (“Virginia Energy”) (see Note 5):
  Those adopted as a result of the Company’s early adoption of the new suite of consolidation standards

New accounting standards adopted

The Company has adopted the following new standards, including any consequential amendments to other standards, with a date of initial application of October 1, 2012.

(i)	IAS 28 Investments in Associates and Joint Ventures (2011)

(ii)	IFRS 10 Consolidated Financial Statements (“IFRS 10”)

(iii)	IFRS 11 Joint Arrangements (“IFRS 11”)

(iv)	IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

2. BASIS OF PRESENTATION (continued)

The nature and effects of the changes are explained below.

(a) IAS 28

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method and are recognized initially at cost. The cost of an associate is measured at the fair value of the assets given up, shares issued or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition.

The condensed consolidated interim financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until significant influence ceases.

When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written down to its recoverable amount in the period in which impairment is identified.

Unrealized gains and losses on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in its associates.

(b) IFRS 10

As a result of adopting IFRS 10, the Company has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that focuses on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns.

In accordance with the transitional provisions of IFRS 10, the Company reassessed the control conclusion for its investees at October 1, 2012. The reassessment resulted in no changes to its control conclusion for its investees at October 1, 2012.

(c) IFRS 11

As a result of IFRS 11, the Company has changed its accounting policy for its interests in joint arrangements. Under IFRS 11, the Company has classified its interests in joint arrangements as either joint operations (if the Company has rights to the assets and obligations for the liabilities, relating to an arrangement) or joint ventures (if the Company has rights only to the net assets of an arrangement). When making this assessment, the Company considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Company has re-evaluated its involvement in its joint arrangement Colorado Strip Partners LLC (“CPP”) and Arizona Strip Partner LLC (“ASP”) and has reclassified the investment from a jointly controlled entity to a joint operation. The reclassification did not have any financial impact. In addition, consequent to the acquisition of Strathmore Minerals Corp. (“Strathmore”) (Note 6) the Company has classified its 60% stake in Roca Honda Resources, LLC (“Roca Honda”) in New Mexico as a joint operation.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

2. BASIS OF PRESENTATION (continued)

Share consolidation

At a special meeting held on October 30, 2013, the Company’s shareholders approved a share consolidation, in which fifty common shares of the Company were exchanged for one new common share. The share consolidation occurred on November 5, 2013. Common shares outstanding at September 30, 2013 after giving effect to the share consolidation are 18,976,287. Except as otherwise noted in the condensed interim financial statements the common shares mentioned are before the share consolidation.

3. ACQUISITION OF COLORADO PLATEAU PARTNERS LLC & ARIZONA STRIP PARTNERS LLC

On September 21, 2012, the Company executed a Purchase Agreement whereby the Company agreed to purchase from Aldershot Resources Ltd. (“Aldershot”) its membership interest in the CPP and ASP, each a 50/50 joint arrangement between Energy Fuels Resources Corp. (“EFRC”) and Aldershot.

The acquisition was completed on October 1, 2012. Pursuant to the Purchase Agreement, Aldershot received $750 in cash, cancellation of debt owed by Aldershot to EFRC of $557 including a note receivable of $509 and 3,527,570 shares of EFI common stock valued at Cdn$0.19 per share. The total purchase price was $2,042 including $53 of transaction costs. The transaction was accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

Cash	$750
3,527,570 common shares of EFI	682
Cancellation of debt	557
Transaction costs incurred	53
Purchase consideration	$2,042

The purchase price was allocated as follows:
Cash and cash equivalents	$45
Property, plant and equipment (1)	1,997
Restricted cash	54
Decommissioning liability	(54)
$2,042

(1) The properties included as part of property, plant and equipment are the Calliham Lease, the Crain Lease, four Utah State Leases, and 94 unpatented mining claims, all of which are located in Utah. As a result of the acquisition, the Company now owns 100% of the Sage Plain Project.

4. ACQUISITION OF DENISON MINES HOLDINGS CORP. AND WHITE CANYON URANIUM LTD

On May 23, 2012, the Company and Denison Mines Corp. (“Denison”) entered into an Arrangement Agreement (the “Arrangement”) whereby EFI would acquire from Denison (the “Acquisition”) (i) all of the issued and outstanding shares of Denison Mines Holdings Corp. (“DMHC”) (ii) all of the issued and outstanding shares of White Canyon Uranium Ltd. (“White Canyon”), and (iii) all indebtedness of DMHC, White Canyon and their direct and indirect subsidiaries (collectively, the “Denison US Mining Division”) owing to Denison and any affiliates of Denison (other than members of the Denison US Mining Division). The Terms of the Arrangement required EFI to distribute 425,440,872 common shares to Denison shareholders on a pro-rata basis such that Denison shareholders would receive approximately 1.106 common shares of EFI for each common share of Denison owned.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

4. ACQUISITION OF DENISON MINES HOLDINGS CORP. AND WHITE CANYON URANIUM LTD. (continued)

The shareholders of EFI and the shareholders of Denison approved the Arrangement at their respective Special Meetings held on June 25, 2012. The Arrangement was approved by the Toronto Stock Exchange on June 7, 2012 and was approved by the Ontario Superior Court of Justice on June 27, 2012. The Acquisition was completed on June 29, 2012.

The transaction was accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction, Energy Fuels controls the board of directors with eight of the ten board seats, has a majority of senior management posts, and has overall control of the day-to-day activities of the combined entities. In accordance with IFRS, the accounting for this acquisition was initially done on a preliminary basis and was finalized in June 2013. Subsequent to the preliminary accounting for the acquisition, the Company made certain adjustments to the allocation of the purchase price, taking into account new and relevant information available including a valuation report from a third-party consultant received before the end of the measurement period in June 2013. The adjustments made subsequent to the preliminary purchase allocation include an adjustment to decrease the acquisition date estimated fair value of plant, property and equipment by $16,109 and an adjustment to decrease decommissioning liabilities by $526. The adjustments recorded resulted in a decrease in gain on bargain purchase of $15,583 from the preliminary purchase allocation and the balance sheet was revised accordingly.

A summary of the final allocation of the fair values of assets acquired and liabilities assumed together with the adjustments made to the preliminary purchase price allocation as disclosed in the Company’s consolidated financial statements for the year ended September 30, 2012 is as follows:

	Preliminary	Adjustments	Revised
Purchase price
Issuance of 425,440,872 common shares of EFI	$79,322	$-	$79,322

Fair value of assets and liabilities acquired
Cash and cash equivalents	$552	$-	$552
Trade and other receivables	241	-	241
Inventories	31,530	-	31,530
Prepaid expenses and other assets	303	-	303
Property, plant and equipment	84,941	(16,109)	68,832
Intangible assets	15,851	-	15,851
Restricted cash (1)	24,965	-	24,965
Accounts payable and accrued liabilities	(7,802)	-	(7,802)
Deferred revenue	(1,150)	-	(1,150)
Decommissioning liabilities	(13,895)	526	(13,369)
	135,536		119,953
Gain on bargain purchase (2)	(56,214)	15,583	(40,631)
	$79,322	$-	$79,322

(1)

Cash, cash equivalents and fixed income securities posted as collateral for various bonds with state and federal regulatory agencies for estimated reclamation costs associated with the decommissioning liability of the White Mesa mill, and plant, property and equipment.

(2)

The Acquisition of DMHC and White Canyon resulted in a gain on bargain purchase as a result of the excess of the estimated fair value of the assets and liabilities acquired as of the acquisition date, over the fair value of the issuance of 425,440,872 EFI common shares at Cdn$0.19, for a total purchase price of $79,322.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

4. ACQUISITION OF DENISON MINES HOLDINGS CORP. AND WHITE CANYON URANIUM LTD. (continued)

Under IFRS 3, the fair value consideration was based on the Cdn$0.19 common share price of the EFI common shares issued on June 29, 2012 (the date of Acquisition) and not the Cdn$0.26 common share price of the EFI common shares on May 23, 2012, the date when the Arrangement with Denison was announced. The decline in share price of EFI common shares in the intervening period without any adjustment to the number of common shares issued contributed to the bargain purchase gain.

As a result of the measurement period adjustments, the comparative information presented in the consolidated financial statement for the year ended September 30, 2012 has been revised as follows:

	As at
	September 30, 2012
	As originally stated	Revised

Inventories	$33,273	$30,868
Property, plant and equipment	$133,085	$119,524
Decommissioning liability	$(15,724)	$(15,199)
Deficit	$17,602	$33,041

	For the year ended
	September 30, 2012
	As stated orginially	Revised
Production cost of sales	$(21,855)	$(21,711)
Gain on bargain purchase	$56,215	$40,632
Net profit for the period	$16,973	$1,534
Comprehensive income for the period	$17,271	$1,832

Pro forma information

Unaudited pro forma results of operations have been prepared as if the Denison US Mining division acquisition had occurred at October 1, 2011. The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information.

For the year ended September 30, 2012, pro forma consolidated revenue and net income would have been $94,294 and $2,961, respectively. The pro forma net income is net of a total of $2,535 of acquisition costs incurred in connection with the acquisition.

5. INVESTMENT IN VIRGINIA ENERGY RESOURCES INC.

On January 28, 2013, pursuant to a private placement, the Company acquired 9,439,857 common shares of Virginia Energy Resources Inc.at a price of Cdn$0.42 per common share. The 9,439,857 common shares acquired by the Company represented 16.5% of Virginia Energy’s common shares outstanding. Consideration paid by the Company for this investment consisted of Cdn$250 ($248) in cash and 21,851,411 common shares of the Company issued on a private placement basis for an aggregate consideration of $4,156. The Company issued 270,270 common shares in partial satisfaction of financial advisory services provided in connection with its investment in Virginia Energy.

Virginia Energy is listed on the TSX Venture Exchange and owns 100% of the advanced-stage Coles Hill Project located in south central Virginia, USA.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

5. INVESTMENT IN VIRGINIA ENERGY RESOURCES INC. (continued)

Pursuant to the subscription agreement with Virginia Energy, for so long as the Energy Fuels owns at least 9.9% of the outstanding shares of Virginia Energy, the Company has the right to participate in equity financings by Virginia Energy in order to maintain its percentage ownership. In addition, the Company has the right to nominate one director for election or appointment to the Board of Directors of Virginia Energy as long as it holds at least 5% of the issued and outstanding common shares, increasing to 9.9% after 2 years. The provisions of the subscription arrangement allows EFI to appoint a director to the Board of Virginia Energy and gives rights to participate in the operating and financial decisions of Virginia Energy. Management has assessed these rights as significant influence over Virginia Energy and consequently the Company has accounted for its investment in Virginia Energy using equity accounting.

Summary financial information for Virginia Energy is as follows:

June 30,
2013
Current assets	$5,970
Non-current assets	24,117
Total assets	30,088
Current liabilities	781
Non-current liabilities	4,005
Total liabilities	4,785
Equity	25,303
Net loss for the six months ended June 30, 2013	(6,835)

Virginia Energy generally releases its financial statements after Energy Fuels releases its financial statements. Accordingly, the Company records its share of Virginia Energy’s comprehensive income or loss using information available from the previous quarter. The Company has recorded a loss of $953 other income (expense) and $48 in other comprehensive income for its share of comprehensive income or loss of Virginia Energy for the six months ended June 30, 2013. The Company also recorded a comprehensive loss of $148 due to translation of the functional currency of the investment.

During the three months ended September 30, 2013, it was determined that the carrying amount of the Company’s investment in Virginia Energy exceeded the recoverable amount of the investment. The recoverable amount was based on an estimate of the investment’s fair value less costs to sell. Fair value was derived from the price of Virginia Energy’s shares (VUI.V) at the close of the TSX Venture Exchange on September 30, 2013 less selling costs of $96. As a result, the Company recorded an impairment charge of $1,297.

Consideration paid January 28, 2013	$4,277
Share of loss in Virginia Energy for the six months ended June 30, 2013	(953)
Share of other comprehensive loss in Virginia Energy for the six months ended June 30, 2013	(48)
Impairment	(1,297)
Foreign currency translation loss	(148)
Balance, September 30, 2013	$1,831

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

6. ACQUISITION OF STRATHORE MINERALS CORP.

On June 11, 2013 the Company and Strathmore entered into an agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (the “Arrangement”), all of the outstanding common shares of Strathmore. Strathmore’s primary U.S. mineral properties are the Gas Hills project in Wyoming and a 60% stake in the Roca Honda in New Mexico.

The shareholders of EFI and the shareholders of Strathmore approved the Arrangement at their respective Special Meetings held on August 13, 2013 and August 20, 2013 respectively. Subsequent to receiving approval from the Toronto Stock Exchange and the Supreme Court of British Columbia, the acquisition was completed August 30, 2013.

Pursuant to the Arrangement, Strathmore shareholders received 1.47 EFI common shares for each common share of Strathmore. Under the terms of the Arrangement, all Strathmore options vested fully upon change in control and were replaced with options of EFI based on the exchange ratio.

The cost of acquisition included the fair value of the issuance of the following instruments: 183,269,744 Energy Fuels common shares at Cdn$0.21 ($0.20) per share aggregating to Cdn$38,487 ($36,470), plus 3,151,194 EFI common shares at Cdn$0.21 (S0.20) per share aggregating to Cdn$662 ($627) for replacement of Strathmore’s restricted share units.

Transaction costs totaled $1,362 including the issuance of 2,754,746 EFI common shares valued at $548 in satisfaction of the advisory fee, bringing the total purchase price to $38,459. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

The transaction was accounted for as an asset acquisition and not a business combination under IFRS 3 due to the stage of its mineral property projects. The cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

$
Issuance of 183,269,744 common shares for replacement of Strathmore common shares	36,470
Issuance of 3,151,194 common shares for replacement of Strathmore restricted share units	627
Transaction costs	1,362
Purchase consideration	38,459

The purchase price was allocated as follows:
Cash and cash equivalents	2,515
Marketable securities	245
Trade and other receivables	111
Prepaid expenses and other assets	37
Property, plant and equipment	35,671
Restricted cash	902
Accounts payable and accrued liabilities	(917)
Current decommissioning liability	(105)
Net identifiable assets	38,459

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

7. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale, are stated at their fair values, and consist of the following:

	September 30,	September 30,
	2013	2012
	$	$
Mega Uranium Ltd.
2,877,000 common shares (September 30, 2012 - 10,000,000)	196	1,627
Bayswater Uranium Corporation(1) (Note 6)
2,759,807 common shares (September 30, 2012 - nil)	134	-
Other(1) (Note 6)	9	-
	339	1,627

(1) Acquired in the transaction with Strathmore at a fair value of $245

The Company has classified its investments in Mega Uranium Ltd. (“Mega”) and Bayswater Uranium Corporation ("Bayswater") as available-for-sale investments. During the three and twelve months ended September 30, 2013 the Company sold nil and 7,123,000 shares of Mega for gross proceeds of nil and $849, and recorded a loss of $126 and $599 in profit and loss.

8. TRADE AND OTHER RECEIVABLES

	September 30,	September 30,
	2013	2012
	$	$
Trade receivables - mineral concentrate sales	8,670	12,807
Other receivables	1,085	1,906
Notes receivable (1)	6	555
	9,761	15,268

(1)

The September 30, 2012 amount of $555 included a $509 promissory note receivable from Aldershot, which held a 50% interest in the CPP joint venture with EFRC until the promissory note was canceled on October 1, 2012 as a result of EFRC’s acquisition of Aldershot’s 50% joint venture interest in CPP (Note 3).

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

9. INVENTORIES

	September 30,	September 30,
	2013	2012
	$	$
Concentrates and work-in-progress (1)	16,666	11,376
Inventory of ore and alternate feed in stockpiles	2,006	15,290
Raw materials and consumables	3,690	4,204
	22,362	30,870
Inventories - by duration
Current	22,362	28,180
Long-term - ore in stockpiles	-	2,688
	22,362	30,868

(1)	During the three and twelve months ended September 30, 2013, the Company recorded an impairment loss of $598 and $2,562 on inventories in profit and loss.

The current portion of inventory of ore in stockpiles represents ore that is currently expected to be processed within the next twelve months.

10. PROPERTY, PLANT AND EQUIPMENT

		Mineral Properties

	Plant and		Care and	Pre-development
	equipment	Operating	maintenance	and non-operating	Total
Cost
Balance at September 30, 2012	$80,618	$2,288	$-	$63,990	$146,896
Acquisition of Colorado Plateau Partners LLC & Arizona	-	-	-	1,997	1,997
Strip Partners LLC (Note 3)
Additions	3,041	2,980	-	12,057	18,078
Acquisition of Strathmore Minerals Corp (Note 6)	965	-	-	34,706	35,671
Disposals for the period	(1,502)	-	-	-	(1,502)
Reclassification to operating (2)	-	5,179	-	(5,179)	-
Reclassification to care and maintenance (1)	-	(3,150)	3,150	-	-
Revision of decommissioning liability	(1,955)	29	93	334	(1,499)
Balance at September 30, 2013	$81,167	$7,326	$3,243	$107,905	$199,641

Depreciation, depletion, disposals and impairment
Balance at September 30, 2012	$15,341	$37	$-	$11,994	27,372
Depreciation for the period	8,181	-	-	-	8,181
Depletion for the period	-	459	-	-	459
Disposals for the period	(1,177)	-	-	-	(1,177)
Reclassification to care and maintenance (1)	-	(232)	232	-	-
Impairment (3)	36,298	4,173	2,730	17,056	60,257
Balance at September 30, 2013	$58,643	$4,437	$2,962	$29,050	$95,092

Carrying amounts
At September 30, 2012	$65,277	$2,251	$-	$51,996	$119,524
At September 30, 2013	$22,524	$2,889	$281	$78,855	$104,549

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

10. PROPERTY, PLANT AND EQUIPMENT (continued)

(1)

The Beaver, Pandora, and Daneros mines were placed on care and maintenance in the period ended September 30, 2013 as a result of current market conditions. Costs associated with the care and maintenance for mines are expensed in the period in which they are incurred and depletion is no longer recorded. For the three and twelve month periods ended September 30, 2013, the costs expensed in profit and loss were $900 and $4,566 respectively.

(2)	The Pinenut mine achieved commercial production in July 2013.

(3)

During the period ended September 30, 2013, the Company tested its plant, property and equipment for impairment (excluding any assets acquired pursuant to the acquisition of Strathmore) and recognized an impairment loss of $60,257. A summary of the impairment charge by asset is provided in Note 11.

Pre-development and non-operating properties

The Company enters into exploration agreements from time to time whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

The following is a summary of the carrying value of pre-development non-operating property expenses shown by area of interest:

	September 30,	September 30,
	2013	2012
	$	$
Colorado Plateau	3,841	11,010
Henry Mountains	1,170	3,567
Arizona Strip	2,708	2,737
Wyoming (1)	46,725	34,682
New Mexico (2)	24,411	-
Total	78,855	51,996

(1)	Includes the Gas Hills, Juniper Ridge and Copper King mineral interests from the acquisition of Strathmore as well as the Company's Sheep Mountain project.

(2)	Includes the Roca Honda, Marquez, Nose Rock, Dalton Pass and Sky mineral interests from the acquisition of Strathmore.

11. IMPAIRMENT OF NON-CURRENT ASSETS

The Company considers both quantitative and qualitative factors to assess impairment.

As at September 30, 2013, the Company identified the recent and the continued decline of uranium prices and the Company's expectation to place certain of its mineral properties on care and maintenance as indicators of impairment.

For the purpose of performing impairment analysis, the Company grouped its plant and equipment at its White Mesa Mill together with its mines located in the Colorado Plateau, Henry Mountains and Arizona strip geographic regions as a single cash generating unit (“CGU”) (collectively referred as “WMM CGU”). The Company also assessed impairment of its properties in Wyoming and New Mexico on a standalone basis

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

11. IMPAIRMENT OF NON-CURRENT ASSETS (continued)

Based on the impairment analysis, the Company recorded an impairment loss of $60,257 with respect to the WMM CGU. No impairment was recorded with respect to the Company’s mineral properties in the Wyoming and New Mexico area.

The following table summarizes the impairment charges related to the property, plant and equipment related to the WMM CGU by area of interest:

	As at September 30, 2013
		Impairment
	Pre-impairment	realized	Post-impairment
Plant and equipment
White Mesa Mill	49,319	(28,080)	21,239
Other	9,503	(8,218)	1,285
Total plant and equipment	58,822	(36,298)	22,524
Mineral Properties
Operating
Arizona Strip	7,062	(4,173)	2,889
Total operating	7,062	(4,173)	2,889
Care and maintenance
Colorado Plateau	2,117	(1,836)	281
Daneros	894	(894)	-
Total care and maintenance	3,011	(2,730)	281
Pre-development and non-operating
Colorado Plateau	13,495	(9,654)	3,841
Henry Mountains	5,006	(3,836)	1,170
Daneros	7	(7)	-
Arizona Strip	6,267	(3,559)	2,708
Wyoming	46,725	-	46,725
New Mexico	24,411	-	24,411
Total pre-development and non-operating	95,911	(17,056)	78,855
Total	164,806	(60,257)	104,549

Key Assumptions

The recoverable amount in the impairment analysis was based on the Fair Value Less Cost to Sell using discounted cash flow projections. Key assumptions used in the calculation of recoverable amounts include discount rates, uranium prices, future timing of production volume including the date when a mineral property can be brought into production and the expected cost to produce uranium and future operating costs.

The Company’s estimate of future uranium sales prices were based on the uranium prices prepared by an industry analyst. For the purpose of the impairment analysis, management estimated a uranium price of $ 38/lb. for the period up to December 31, 2014; a price range of $ 42/lb. to $ 55/lb. for the period 2015 to 2018 and $ 62/lb. to $ 75/lb. for the period 2019 to 2024. The Company used a pre-tax discount rate of 12.5% based on the Company’s estimated weighted-average cost of capital for discounting the cash flow projections.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

11. IMPAIRMENT OF NON-CURRENT ASSETS (continued)

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the WMM CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Sensitivity analysis

As at September 30, 2013, a 5% increase or decrease in the future uranium prices would result in a change in the recoverable amount for by approximately $13.6 million, and a 1% increase or decrease in the discount rate would result in a approximately $4.6 million change in the recoverable amount based on current life of mine plans models. Significant changes in uranium price would cause the Company to review its mine plans accordingly.

12. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH

The following table summarizes the Company’s decommissioning liabilities:

	September 30,	September 30,
	2013	2012
	$	$
Reclamation obligations, beginning of period	15,199	466
Revision of estimate (1)	(1,499)	(45)
Liability from acquisition of Titan Uranium, Inc.	-	1,301
Liability from acquisition of Denison US Mining Division (Note 4)	-	13,369
Liability from acquisition of Colorado Plateau Partners LLC & Arizona Strip
Partners LLC (Note 3)	54	-
Liability from acquisition of Strathmore Minerals Corp (Note 6)	105	-
Accretion	329	108
Reclamation obligations, end of period	14,188	15,199
Site restoration liability by location:
Exploration drill holes	200	43
White Mesa Mill	8,254	9,944
Colorado Plateau	1,910	1,679
Henry Mountains	574	417
Daneros	87	74
Arizona Strip	1,895	1,712
Sheep Mountain	1,268	1,330
	14,188	15,199
Site restoration liability:
Current	200	43
Non-current	13,988	15,156
	14,188	15,199

(1)	Revision of estimates is as a result of a change in the risk free discount rates used to calculate decommissioning liabilities.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

12. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH (continued)

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rates ranging from 0.15% to 3.52% based on US Treasury rates of varying lengths ranging from 1 to 30 years. The total undiscounted decommissioning liability as at September 30, 2013 is $26,804 (September 30, 2012 - $26,647). Reclamation costs are expected to be incurred between 2013 and 2040.

Restricted cash, which is held by or for the benefit of regulatory agencies to settle these future obligations, are comprised of the following:

	September 30,	September 30,
	2013	2012
	$	$
Restricted cash, beginning of year	28,525	2,563
Restricted cash from acquisition of Titan	-	2,007
Restricted cash from acquisition of Denison US Mining Division (Note 4)	-	24,965
Restricted cash from acquisition of Colorado Plateau Partners LLC & Arizona Strip
Partners LLC (Note 3)	54	-
Restricted cash from acquisition of Strathmore Minerals Corp (Note 6)	902	-
Refunds for the period (1)	(3,712)	(1,010)
Restricted cash, end of period	25,769	28,525

(1)	As a result of the restructuring of the Company’s surety arrangements and the reduction of bonding requirements at some of the Company’s projects.

Mill and mine reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The restricted cash will be released when the Company has reclaimed a mineral property. During the three and twelve months ended September 30, 2013, the Company had a net return of $1,367 and $3,712 from its collateral account (September 30, 2012 – ($1,010).

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	September 30, 2013		September 30, 2012
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	678,606,040	178,745	123,999,665	60,052
Shares issued for acquisition of joint venture interests (Note 3)	3,527,570	682	-	-
Shares issued for Titan Uranium, Inc. asset purchase (a)	-	-	89,063,997	32,498
Shares issued for Titan Uranium, Inc. advisory fees (b)	-	-	1,256,489	431
Shares issued for Denison US Mining merger (Note 4)	-	-	425,440,872	79,322
Shares issued for Denison US Mining advisory fees	-	-	4,373,917	981
Shares and warrants issued for private placement (c)	-	-	35,500,500	6,549
Shares issued for Virginia Energy shares (Note 5)	21,851,411	3,906	-	-
Shares issued for Virginia Energy advisory fees (Note 5)	270,270	39	-	-
Stock options exercised	-	-	16,667	5
Treasury shares (d)	-	-	(1,046,067)	(370)
Shares and warrants issued for private placement (e)	47,380,791	5,684	-	-
Shares issued for investor relations	1,050,000	167	-	-
Shares issued for property acquisitions	1,570,347	275	-	-
Shares issued Strathmore Minerals Corp asset purchase (Note 6) (f)	186,420,938	37,097	-	-
Shares issued Strathmore Minerals Corp advisory fees (g)	2,754,746	548	-	-
Shares issued to employees of Strathmore in consideration of termination liability (h)	5,382,261	989	-	-
Share issuance costs	-	(413)	-	(723)
Balance, end of period	948,814,374	227,719	678,606,040	178,745

a.	On February 29, 2012, the Company completed the acquisition of Titan Uranium, Inc. in exchange of 89,063,997 EFI’s common shares at Cdn$0.36 per share aggregating to $32,498.

b.

Pursuant to the acquisition of Titan Uranium, Inc., the Company issued 1,256,489 EFI common shares valued at $431 in satisfaction of the advisory fee. The value of the EFI shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

c.

On June 21, 2012, the Company completed an equity private placement of 35,500,500 non-transferable subscription receipts at a price of Cdn$0.23 per subscription receipt for gross total proceeds of Cdn$8,165 ($8,013). Each subscription receipt was exchangeable into one unit of the Company upon completion of the Acquisition of the Denison US Mining Division. Each unit consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn$0.27 until June 22, 2015. The fair value of the 17,750,250 full warrants that were issued on the completion of the private placement totaled Cdn$1,491($1,464) and this value was recorded in share purchase warrants which is a separate component of shareholders’ equity.

d.

As a result of the Company’s acquisition of Titan Uranium, Inc., the Company acquired ownership of 1,046,067 shares of EFI common stock. Such shares are treated as treasury shares at September 30, 2013 and are shown as a reduction of equity.

e.

On June 13, 2013, the Company completed an equity private placement of 47,380,791 non-transferable subscription receipts at a price of Cdn$0.14 ($0.135) per subscription receipt for gross total proceeds of Cdn$6,663 ($6,523). Each subscription receipt was exchangeable into one unit of the Company. Each unit consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn$0.19 until June 15, 2015. Also included in the consideration are compensation warrants where each whole warrant entitles the holder to purchase one common share at a price of Cdn$0.18 until June 15, 2015. The fair value of the 23,690,395 full warrants and the 2,529,691 compensation warrants that were issued on the completion of the private placement totaled Cdn$852 ($838) and this value was recorded in share purchase warrants which is a separate component of shareholders’ equity.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

f.

On August 29, 2013 the Company completed the acquisition of Strathmore in exchange for 183,269,744 Energy Fuels common shares at Cdn$0.21 ($0.20) per share aggregating to Cdn$38,487 ($36,470), plus 3,151,194 EFI common shares at Cdn$0.21 (S0.20) per share aggregating to Cdn$662 ($627) for replacement of Strathmore’s restricted share units which fully vested upon acquisition by EFI.

g.

Pursuant to the acquisition of Strathmore, the Company issued 2,754,746 EFI common shares valued at $548 in satisfaction of the advisory fee. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

h.

On September 11, 2013 the Company issued 5,382,261 shares valued at $989 to former employees of Strathmore in consideration for termination liabilities of certain employees. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the shares were issued.

14. SHARE-BASED PAYMENTS

Stock options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the twelve months ended September 30, 2013, the Company granted 24,806,050 stock options (September 30, 2012 – 25,146,000) to its employees, directors, consultants and former employees of Strathmore, recording stock-based compensation expense of $1,538 including $312 capitalized as a cost of the Strathmore transaction (September 30, 2012 – $3,636, net of $457 capitalized).

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

Risk-free rate	1.18% - 1.84%
Expected life	1.2 – 5.0 years
Expected volatility	60% - 95%
Expected dividend yield	0.0%

The fair value of stock options granted to former employees, directors and consultants of Strathmore was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

Risk-free rate	1.06% - 2.40%
Expected life	0.2 – 9.2 years
Expected volatility	51% - 104%
Expected dividend yield	0.0%

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

14. SHARE-BASED PAYMENTS (continued)

The fair value of stock options granted during the period ended September 30, 2013 and September 30, 2013 is as follows:

	Twelve Months Ended	Year Ended
	Septmeber 30, 2013	September 30, 2012
	$	$
5,840,000 options granted at Cdn$0.31 on 03/07/12	-	1,308
136,000 options granted at Cdn$0.39 on 03/07/12	-	23
680,000 options granted at Cdn$0.86 on 03/07/12	-	111
3,240,000 options granted at Cdn$0.23 on 08/13/12	-	401
13,925,000 options granted at Cdn$0.23 on 08/27/12	-	2,066
1,225,000 options granted at Cdn$0.23 on 09/01/12	-	170
100,000 options granted at Cdn$0.23 on 09/17/12	-	14
50,000 options granted at Cdn$0.18 on 01/25/13	5	-
300,000 options granted at Cdn$0.14 on 05/09/13	30	-
9,807,500 options granted at Cdn$0.18 on 7/15/13	1,191	-
340,000 options granted at Cdn$0.86 on 7/15/13	1	-
1,360,000 options granted at Cdn$0.23 on 7/15/13	42	-
220,500 options granted at Cdn$0.41 on 8/31/13	-	-
5,659,500 options granted at Cdn$0.28 on 8/31/13	13	-
147,000 options granted at Cdn$0.88 on 8/31/13	-	-
2,035,950 options granted at Cdn$0.44 on 8/31/13	9	-
588,000 options granted at Cdn$0.37 on 8/31/13	-	-
279,300 options granted at Cdn$0.88 on 8/31/13	1	-
1,822,800 options granted at Cdn$0.80 on 8/31/13	6	-
1,543,500 options granted at Cdn$0.38 on 8/31/13	49	-
2,352,000 options granted at Cdn$0.41 on 8/31/13	191	-
Value of stock options granted	1,538	4,093

The summary of the Company’s stock options at September 30, 2013 and September 30, 2012, and the changes for the fiscal periods ending on those dates is presented below:

	Twelve Months Ended			Year Ended
	Septmeber 30, 2013			September 30, 2012

		Weighted			Weighted
	Range of	Average		Range of	Average
	Exercise Prices	Exercise Price	Number of	Exercise Prices	Exercise Price	Number of
	Cdn$	Cdn$	Options	Cdn$	Cdn$	Options
Balance, beginning of period	0.16 - 2.25	0.33	31,037,800	0.16 - 2.25	0.59	6,620,300
Transactions during the period:
Granted	0.14 - 0.88	0.30	24,806,050	0.23 - 0.86	0.27	25,146,000
Exercised	-	-	-	0.20	0.20	(16,667)
Forfeited	0.20 - 0.51	0.26	(2,412,500)	0.20 - 2.25	0.39	(643,333)
Expired	0.41 - 2.25	0.41	(1,402,300)	0.45	0.45	(68,500)
Balance, end of period	0.16 - 0.86	0.33	52,029,050	0.16 - 2.25	0.33	31,037,800

As part of the share consolidation that was approved on October 30, 2013 (Note 13), the number of outstanding options was consolidated on a 50:1 basis. At September 30, 2013 after giving effect to the consolidation, there are 927,391 options outstanding with an average exercise price of $14.58 per share.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

14. SHARE-BASED PAYMENTS (continued)

The following table reflects the actual stock options issued and outstanding as of September 30, 2013:

		Remaining	Number of		Number of
	Exercise Price	Contractual	Options	Number of	Options
Expiry Date	Cdn$	Life (Years)	Outstanding	Options Vested	Unvested
Nov-2013	0.28	0.11	5,659,500	5,659,500	-
Feb-2014	0.35	0.35	600,000	600,000	-
Feb-2014	0.88	0.34	147,000	147,000	-
Jul-2014	0.35	0.79	450,000	450,000	-
Oct-2014	0.35	1.06	150,000	150,000	-
Feb-2015	0.44	1.38	2,035,950	2,035,950	-
Feb-2015	0.37	1.38	588,000	588,000	-
Jun-2015	0.16	1.72	12,500	12,500	-
Jul-2015	0.20	1.78	695,000	695,000	-
Jul-2015	0.17	1.81	12,500	12,500	-
Aug-2015	0.30	1.85	900,000	900,000	-
Oct-2015	0.62	2.05	75,000	75,000	-
Nov-2015	0.71	2.11	50,000	50,000	-
Nov-2015	0.88	2.16	279,300	279,300	-
Dec-2015	0.80	2.23	1,822,800	1,822,800	-
Apr-2016	0.51	2.54	1,540,000	1,540,000	-
Jan-2016	0.18	2.32	50,000	50,000
Mar-2015	0.39	1.43	136,000	136,000	-
Mar-2015	0.86	1.43	340,000	340,000	-
Mar-2016	0.86	2.44	340,000	340,000	-
Mar-2015	0.31	1.43	360,000	360,000	-
Mar-2015	0.23	1.43	1,000,000	1,000,000	-
Mar-2017	0.31	3.44	4,995,000	4,995,000	-
Aug-2017	0.23	3.87	2,237,500	2,237,500	-
Aug-2017	0.23	3.91	12,225,000	12,225,000	-
Sep-2017	0.23	3.92	1,225,000	1,225,000	-
Sep-2017	0.23	3.97	100,000	100,000	-
May-2018	0.14	4.61	300,000	300,000	-
Jul-2018	0.18	4.79	9,807,500	9,807,500	-
Feb-2022	0.38	8.40	1,543,500	1,543,500	-
Oct-2022	0.15	9.08	2,352,000	2,352,000	-
		3.91	52,029,050	52,029,050	-

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

15. COMMITMENTS AND CONTINGENCIES

General legal matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

One of the Company’s subsidiaries, Energy Fuels Resources (USA) Inc. (“EFRI”), entered into a fixed price construction contract with KGL Associates, Inc. (“KGL”) in 2009 relating to the construction of tailings cell 4B at the Company’s White Mesa Mill. The performance by KGL of its obligations under this contract is under dispute. In the dispute: (a) EFRI seeks approximately $3.25 million in damages from KGL, including project completion costs as well as indemnity and reimbursement from KGL for monies paid by EFRI to KGL subcontractors or suppliers unpaid when KGL abandoned the project; (b) KGL seeks payment of approximately $1.65 million for alleged project labor and/or equipment inefficiencies allegedly caused by EFRI and foregone profits and to enforce its lien against the Mill property; and (c) both parties seek pre-judgment interest, attorney fees and costs. The parties have agreed to settle this matter in binding arbitration, which is currently underway. Under the Arrangement Agreement dated May 23, 2012 between the Company and Denison Mines Corp., which was entered into in connection with the acquisition by the Company of the Denison US Mining Division in June 2012, Denison has agreed to fully indemnify the Company in connection with this litigation and will receive any proceeds from arbitration.

On November 26, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand claiming an unspecified amount of damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust from asbestos products while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company is currently evaluating this claim, but does not consider it to have any merit at this time. On January 28, 2013, the Company filed a Special Appearance to Challenge Personal Jurisdiction, Motion to Transfer Venue, Motion to Dismiss for Forum Non Conveniens and Original Answer Subject Thereto.

16. SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Three Months Ended		Twelve Months Ended
	2013	2012	2013	2012
Uranium concentrates	$22,379	$24,939	$63,732	$24,939
Vanadium concentrates	2,066	-	8,471	-
Alternate feed materials processing and other	59	89	269	89
Revenues	$24,504	$25,028	$72,472	$25,028

The components of selling, general and administrative expenses are as follows:

	Three Months Ended		Twelve Months Ended
	September 30,		September 30,
	2013	2012	2013	2012

Intangible asset amortization	$2,120	$1,943	$6,137	$1,943
Selling	89	130	1,239	130
Change in contol provisions	2,418	-	2,418	-
General and administrative	3,566	5,059	11,117	9,369
Selling, general and administrative expenses	$8,193	$7,132	$20,911	$11,442

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(Unaudited)
(Expressed in thousands of U.S dollars, except share amounts)

16. SUPPLEMENTAL FINANCIAL INFORMATION (continued)

The components of finance income (expense) are as follows:

	Three Months Ended		Twelve Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Accretion expense	$(85)	$(108)	$(329)	$(108)
Change in value of marketable securities	(126)	(304)	(599)	(1,787)
Foreign exchange	2	(143)	208	(295)
Change in value of convertible debentures	(1,177)	601	(249)	601
Interest expense	(469)	(384)	(1,920)	(463)
Interest income	101	173	558	183
Finance income (expense)	$(1,754)	$(165)	$(2,331)	$(1,869)

A summary of depreciation, depletion and amortization expense recognized in the consolidated statement of comprehensive loss is as follows:

	Three Months Ended		Twelve Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Recognized in production cost of sales	$3,090	$617	$7,691	$617
Recognized in care and maintence expenses	1,285	-	1,788	-
Recognized in selling, general and administrative	1,756	1,972	6,139	2,017
Depreciation, depletion and amortization	$6,131	$2,589	$15,618	$2,634

A summary of other income (expense) recognized in the consolidated statement of comprehensive loss is as follows:

	Three Months Ended			Twelve Months Ended
	2013		2012	2013	2012
Transaction costs	-		(2,549)	$-	$(4,890)
Share of equity-accounted investees, net of tax (Note 5)	(369)		-	(953)	-
Other	(326)		(573)	71	(192)
Other Income (expense)	$(695	) $	(3,122)	$(882)	$(5,082)

17. EARNINGS (LOSS) PER COMMON SHARE

	Three Months Ended		Twelve Months Ended
	September 30, 2013		September 30, 2013
	2013	2012	2013	2012
Earnings (loss) attributable to shareholders	$(70,472)	$(19,160)	$(83,950)	$1,534
Basic and diluted weighted average number of common shares outstanding(1)
Prior to share consolidation	819,260,485	678,606,040	728,175,909	298,426,380
Subsequent to the share consolidation	16,385,210	13,572,121	14,563,518	5,968,528
Earnings (loss) per common share	$(4.30)	$(1.41)	$(5.76)	$0.26

(1) Subsequent to September 30, 2013, the Company’s shareholders approved a share consolidation on a 50:1 basis. Accordingly, the calculation of basic and diluted earnings per share reflects share amounts subsequent to the share consolidation. As at September 30, 2013 and 2012, basic loss per share is equal to diluted earnings per share, as all options and warrants outstanding are anti-dilutive.

18. SUBSEQUENT EVENTS

Issuance of shares

On October 16, 2013 the Company closed a bought deal offering of 31,250,000 common shares (the "Common Shares") at a price of Cdn$0.16 ($0.16) per Common Share for aggregate gross proceeds of Cdn$5,000 ($4,861).